Exhibit 99.1

MakeMyTrip to invest $15 million in HolidayIQ

•	Both companies to jointly scale-up HolidayIQ, a popular Indian traveller opinion engine

•	Focus on enhancing capabilities to generate hotel and holiday reviews and disseminate holiday advice to travellers on mobile phones

•	This capital to be used to further strengthen Content, Mobile and technology offerings on HolidayIQ

Delhi, July 22, 2015: MakeMyTrip, India’s leading online travel company (the “Company”), announced signing of agreement for the acquisition of a minority stake in HolidayIQ, a popular Indian travel community and holidays-planning recommendation engine. The company will pick up around 28% stake in HolidayIQ for $15 million. The transaction is scheduled to complete in July 2015. This strategic investment will enable both companies to rapidly scale up hotel content and reviews for Indian customers, and provide more compelling offerings to their visitors.

Speaking on the investment, Deep Kalra, Founder and Group CEO, MakeMyTrip.com said, “HolidayIQ operates in a very exciting space in the Indian online travel market. Their pace and appetite for innovation matches ours, and we see great synergy in our focus on Hotels and Mobile. The opportunity to drive scale jointly is fairly significant.”

According to HolidayIQ, the funds will mainly be used to further strengthen its capabilities on Content, Mobile and Product. HolidayIQ had raised series A before from Tiger Global and Accel Partners. The focus at HolidayIQ is to become the “authentic voice of Indian travellers, by encouraging all Indian travellers to share reviews & express opinion on all their travel”. Currently, HolidayIQ has over a million holiday reviews from Indian travellers which it expects to increase over the next two years.

Said Hari Nair, Founder & CEO of HolidayIQ – ‘Disruption is a way of life at HolidayIQ and today we power millions of travellers every month in making smarter travel decisions based on the reviews and insights from other Indian travellers. Mobile is creating new unprecedented opportunities for growth and innovation. This capital gives us additional resources to expand quickly and strategically and accelerate pace of product innovation. We look forward to working closely with MMT in getting a much larger number of Indian travellers to participate in the creation of Indian traveller opinion’.

Rajesh Magow, Co-Founder and CEO-India, MakeMyTrip.com shared, “This tie-up will power our hotel-growth strategy, and also provide immense value to Indian travellers in the form of user generated and curated trip-planning content. We also expect to rapidly scale our reviews and recommendation engine as an outcome of this investment.”

Consumer behavior and preferences are rapidly evolving in the travel sector and HolidayIQ has been clued in to the pulse of this evolution, releasing many interesting offerings especially in the mobile space such as offline guides for 1300 Indian destinations, India’s first mobile only holidays marketplace and reviews for journey options.

HolidayIQ’s mobile app has consistently witnessed high customer traction, with a high user rating of 4.3 on 5 on Google Play Store. One can download the app using http://www.holidayiq.com/ mobile/app.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 24,000 hotels and guesthouses in India, more than 250,000 hotels outside India, Indian Railways and several major Indian bus operators.

About MakeMyTrip (India) Private Limited:

MakeMyTrip (India) Private Limited (MakeMyTrip) launched www.makemytrip.com in India in September 2005 as the first comprehensive travel website with real time booking for flights. Over time, the website has evolved into a full-service portal extending its offerings to online hotel-reservations, holiday-package bookings, and rail & bus ticket bookings. MakeMyTrip has received numerous accolades for providing best-in-class services and a customer-friendly web-interface. The website had an average of over 7.8 million unique visitors per month in fiscal year 2015. With over 7 million downloads (to date), MakeMyTrip’s mobile app is the most widely used travel app in India, and is available across platforms (iOS, Android, Windows & Blackberry). MakeMyTrip’s mobile app can be downloaded at http://www.makemytrip.com/mobile/.

About HolidayIQ

HolidayIQ is India’s largest travel community with members from 100+ Indian cities and is India’s first holiday planning website powered entirely by reviews, photos, videos and other advice generated from these Indian travellers. Currently, around 11 million Indian travellers plan their vacations on HolidayIQ.com every month of which over 70% activity is through mobile devices.

HolidayIQ.com is a VC-backed company (invested in by Tiger Global & Accel Partners) operationally headquartered in Bangalore, India. It is also invested in by Makemytrip.com

HolidayIQ.com lists over 2000 tourism destinations & 50,000+ accommodation options (hotels, resorts, home-stays, jungle camps & serviced apartments) in India. All of which are bookable through over 1600 partnerships with leading online travel agencies like Makemytrip, Yatra and Expedia & offline players such as Thomas Cook, SOTC, etc

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward looking statements include, among other things, statements relating to the Company’s expectations of the closing of the investment agreement, and the impact of the acquisition. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Company’s Annual Report on Form 20-F filed with the SEC and available at http://www.sec.gov. Other than as required by law, the Company does not undertake to update these forward looking statements.